UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ARCADIUM LITHIUM PLC
(Exact name of registrant as specified in its charter)

Bailiwick of Jersey	001-38694	98-1737136
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1818 Market Street	Suite 12, Gateway Hub
Suite 2550	Shannon Airport House
Philadelphia, PA	Shannon, Co. Clare
United States	Ireland
19103	V14 E370

(Address of principal executive offices) (Zip Code)

Gilberto Antoniazzi, Vice President and Chief Financial Officer
215-599-5900	353-1-6875238
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,_________.

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Not applicable

Item 1.02	Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01	Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

Arcadium Lithium plc ("Arcadium Lithium", “we”, “our”) is a public limited company incorporated under the laws of the Bailiwick of Jersey.

Our lithium extraction asset portfolio consists of both operating assets and development projects. We have extraction operating resources in Argentina and Australia. We also have multiple development stage projects in Argentina (greenfield and brownfield) and Canada (greenfield) that will in time allow us to increase production capabilities and meet the future needs of customers around the world.

We explore for, extract, produce, transport and market lithium on a worldwide basis. The payment disclosure required by Item 2.01 of Form SD is included as Exhibit 2.01 to this form.

SECTION 3 – EXHIBITS

Item 3.01	Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit Number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form SD for the year ended December 31, 2023 (formatted as inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ARCADIUM LITHIUM PLC
(Registrant)

By:	/s/ GILBERTO ANTONIAZZI
Name:	Gilberto Antoniazzi
Title:	Vice President and Chief Financial Officer (signing on behalf of the registrant as principal financial officer)

Date: September 26, 2024